

GREAT SOLUTIONS, INC.
(503) 807-6857

ITERUM ENERGY COMPANY
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2022

(With Independent Accountant's Review Report)

Great Solutions, Inc.
500 SE Butler Rd Gresham, OR 97080
(503) 807-6857 * greatsolutionsinc16@gmail.com



TABLE OF CONTENTS

Great Solutions, Inc.
500 SE Butler Rd Gresham, OR 97080
(503) 807-6857 * greatsolutionsinc16@gmail.com



Independent Accountant's Review Report

To the Board of Directors
ITerum Energy Company
Carson City, NV

I have reviewed the accompanying financial statements of iTerum Energy Company, which comprise the statement of assets, liabilities, and shareholders' equity—accrual basis as of December 31, 2022, and the related statements of revenues and expenses—accrual basis and changes in shareholders' equity—accrual basis for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accrual basis of accounting; this includes determining that the accrual basis of accounting is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with the accrual basis of accounting. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accrual basis of accounting.

Carmen Dumitrescu
Gresham, OR

December 31, 2022



ITERUM ENERGY COMPANY
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022

ASSETS

CURRENT ASSETS	12,231	
Total Current Assets		12,231
OTHER CURRENT ASSETS		
Research & Development	3,000,000	
Total Current Assets		3,012,231
FIXED ASSETS		
Accumulated Depreciation	(8,577)	
Furniture and Equipment	6,221	
Patents	101,644	
Total Fixed Assets		99,288
TOTAL ASSETS		3,111,519

LIABILITIES AND EQUITY

ACCOUNTS PAYABLE	519,612	
Total Account Payable		519,612
OTHER CURRENT LIABILITIES	2,750	
Total Other Current Liabilities		2,750
TOTAL LIABILITIES		522,362
CAPITAL STOCK	11,879,697	
Total Capital Stock		11,879,697
EQUITY		
Paid-In Capital		521,416
Retained Earnings		(9,988,295)
Net Income		116,340
Total Equity		2,529,158
TOTAL LIABILITIES AND EQUITY		3,111,519

See Accountant's review report and Notes to financial statements.



ITERUM ENERGY COMPANY

STATEMENT OF INCOME AND CHANGES IN SHAREHOLDERS' EQUITY

AS OF DECEMBER 31, 2022

	Amount
REVENUE	
Gross Profit	
Operating Expenses:	
Salaries and Wages	
General and Administrative	(116,340)
Total Operating Expenses	(116,340)
Income from Operations	116,340
Other Income and Expenses:	
Interest Income	
Total Income	(116,340)
Income before provision for income taxes	116,340
NET INCOME	116,340
Shareholders' Equity	
Contributions	2,529,158
Distributions	
Shareholders' Equity – ending of year	2,645,498

See Accountant's review report and Notes to financial statements.


ITERUM ENERGY COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR END DECEMBER 31, 2022

OPERATING ACTIVITIES

Net Income	116,340
Accounts Payable	(366,230)
Net cash provided by Operating Activities	(249,890)

FINANCING ACTIVITIES

Capital Stock & Paid-In Capital	199,754
Net cash provided by Financing Activities	199,754
Net cash increase for period	(47,780)
Cash at the beginning of period	60,011
Cash at end of period	12,231

See Accountant's review report and Notes to financial statements.

NOTE 1: BUSINESS ACTIVITY

ITerum Energy Company, the Company, was formed on May 23, 2011 under the law of the State of Nevada and is engaged in developing a new, proprietary power production technology, which is significantly more efficient and can operate at lower temperatures than existing heat-to-electricity technologies. The Company is governed by shareholders. The equity included capital contributions for patents, research and development expenses, equipment, office equipment from the Sole Director and Shareholder of the Company, Mark Ryan, who made an initial capital contribution in the amount of $27,498.00.

Shareholders' Equity	2022
Mark Ryan	521,416
Total Shareholders' Equity	521,416

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Through December 2022, the Company continued in becoming the leading provider of comprehensive renewable energy solutions, regenerating electricity from a variety of different heat sources, engaging in creating prototypes, working on patents, all the while creating no additional pollution or burning of fuel.

Basis of Accounting

The Company prepares its financial statements in accordance with the accrual basis of accounting. Under the accrual basis of accounting, expenses are matched with the related revenues and/or are reported when the expense occurs, not when the cash is paid. The result of accrual accounting is an income statement that better measures the profitability of a company during a specific time period.

Uninsured Cash Balance

The Company maintains cash balances at a financial institution located in the State of Oregon. Accounts at the bank are insured by the Federal Deposit Insurance Corporation up to $250,000.00 The Company does not maintain deposits in excess of federally insured limits.



NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continue)

Accounts Receivable

The Company does not have any Account/Notes Receivable.

Revenue Recognition

Revenues are reported on the income statement when they are earned. The Company did not recognize any revenue in 2022, since is still in the development phase.

Property and Equipment

Acquisitions of property and equipment are recorded at cost. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method.

The Company's assets at the end of the year included patents stated at cost. The Company's financials did not reflect any accumulated depreciation and amortization as of 12/31/2022.

Income Taxes

The Company is treated as a C-Corp for Federal and State income tax purposes, with income taxes payable at the company level and by the shareholders when dividends are received. Accordingly, no provision has been made in these financial statements for federal income taxes for the Company.

The Company did not have any revenue in 2022 calendar year; therefore, no provision has been made in these financial statements for income taxes for the Company.

The Company evaluates uncertain tax positions whereby the effect of the uncertainty would be recorded if the outcome was considered probably and reasonably estimable. As of December 30, 2022, the Company had no uncertain tax positions requiring accrual. The Company conducts business and files the necessary reports in the State of Nevada and tax returns to the Federal taxing authority.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosures at the date of the financial statements, and the reported revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continue)

Concentration of Credit Risk

As of December 30, 2022, the Company had no significant concentrations of credit risk for either accounts receivable, accounts payable, or sales.

Fair Value of Financial Instruments

The Company has financial instruments whereby the fair market value of such financial instruments could be different than that recorded on a historical basis on the accompanying balance sheet. The Company's financial instruments consist of accounts payable.

NOTE 3: CONCENTRATIONS

The Company is primarily engaged in the business of renewable energy. The Company's future revenues are entirely comprised of the successful completion of the research and starting the production of the renewable energy.

NOTE 4: COMMITMENTS AND CONTINGENCIES

As of December 30, 2022, the Company had no significant commitments or contingencies. As a result, no revenue has been recognized for the period ending 12/31/2022.

NOTE 5: SUBSEQUENT EVENTS

For the originally issued financial statements the Company evaluated subsequent events through December 30, 2022 the date which the originally issued financial statements were issued.



ITERUM ENERGY COMPANY

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2022

	Amount
Ordinary Income/Expense	
Accounting/Tax Preparation	7,604
Advertising & Marketing	44,752
Automobile Expense	371
Bank Service Charges	243
Business Licenses and Permits	3,579
Business Meals	97
Computer and Internet Expenses	1,300
Conference Expenses	4,500
Consulting Expense	(212,500)
Depreciation Expenses	2,356
Legal and Professional Fees	28,235
Office Supplies	144
Rent Expenses	1,652
Storage Rent	2,688
Travel Expenses	(1,361)
Total Expense	116,340

See Accountant's review report and Notes to financial statements.